#AB 3/11

[redacted]

13013768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44768

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABG Sundal Collier, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 17th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Miller — (212) 605 - 3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/11/13

OATH OR AFFIRMATION

I Douglas Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABG Sundal Collier, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELISA A HEPBURN
Notary Public - State of New York
NO. 01HE6228873
Qualified in New York County
My Commission Expires 09/27/14

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of Segregation Requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABG Sundal Collier, Inc.
535 Madison Avenue, 17th Floor
New York, NY 10022

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

****

ABG Sundal Collier, Inc.
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	18,410,507
Receivable from and deposit with clearing broker		285,379
Receivable from affiliates		1,475,712
Furniture, equipment and leasehold improvements		
(Net of accumulated depreciation and amortization of $1,160,322)		69,351
Deferred tax asset, net		775,000
Prepaid income taxes		702,255
Other assets		197,772
Total assets	$	21,915,976
Liabilities and stockholder's equity		
Liabilities		
Accrued expenses and other liabilities	$	888,322
Accrued discretionary bonuses		1,959,493
Total liabilities		2,847,815
Stockholder's equity		
Common stock, $0.01 par value; 1,000 shares authorized,		
500 shares issued and outstanding		5
Additional paid-in capital		2,951,463
Retained earnings		16,116,693
Total stockholder's equity		19,068,161
Total liabilities and stockholder's equity	$	21,915,976

The accompanying notes are an integral part of this financial statement.

1. General

ABG Sundal Collier, Inc. (the "Company") is a wholly owned subsidiary of ABG Sundal Collier Holdings, Inc. ("Holdings"). Holdings is wholly owned by ABG Sundal Collier Norge, ASA ("ASA"), a Norwegian broker-dealer of securities. The Company is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company generates commissions by introducing institutional customer commission business to a clearing broker-dealer on a fully-disclosed basis. Accordingly, the Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, who takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

2. Summary of Significant Accounting Policies

Revenue Recognition
Commissions earned on securities transactions and related expenses are recorded on a trade date basis.

Receivables From and Deposit With Clearing Broker
The resulting net receivable from trade date transactions not settled as of December 31, 2011, and a deposit of $250,000 at the clearing broker are reflected as receivable from and deposit with clearing broker in the statement of financial condition.

Cash and Cash Equivalents
Cash and cash equivalents include cash and time deposit accounts at banks with a maturity of seven days or less.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease terms or their useful lives.

Income Taxes
The Company is a member of a Federal affiliated group of which the Company and Holdings have elected to join in the filing of the group's consolidated income tax return. For financial reporting purposes, the Company's income taxes are reported on a separate company basis.

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2012, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to U.S. Federal, state and local, or non-U.S. income tax examinations by tax authorities for years ended before January 1, 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2012, are as follows:

Furniture	$ 136,971
Computer Equipment	518,474
Telephone Equipment	289,531
Leasehold Improvements	284,696
	1,229,672
Less: Accumulated Depreciation	(1,160,321)
	$ 69,351

4. Income Tax

The major sources of temporary differences and their deferred income tax effects as of December 31, 2012, are as follows:

Deferred tax assets:	
Depreciation adjustment	$ 114,274
Net operating loss carry-forward	660,726
Net deferred tax assets	$ 775,000

The valuation allowance decreased in 2012 by $133,364.

The Company has Federal, state, and local income tax net operating loss carryforwards of $2,949,027 as of December 31, 2012, expiring from 2012 to 2031.

5. Retirement Plan

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of twenty-one and who have completed six months of service, as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested. For the year ended December 31, 2012, the amount of the Company's contribution was $858,026.

6. Commitments and Contingencies

The Company signed a new lease effective January 1, 2006, which expires on December 31, 2015 for the same office space it previously occupied. In connection with the new lease agreement, the Company is required to maintain a $192,417 letter of credit in the event of default. There are no amounts outstanding under the letter of credit.

Future minimum annual lease payments under the non-cancellable lease are as follows:

Year Ending December 31,	Minimum Rent
2013	$ 434,490
2014	434,490
2015	434,490
	$1,303,470

The Company entered into a three year contract expiring on October 2013 with an employee. At December 31, 2012, the total commitment remaining is $157,532.

7. Concentration of Credit Risk

The Company, as an introducing broker, introduces all institutional customer transactions with and for customers on a fully-disclosed basis with the clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to credit risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

The Company maintains cash and money market account balances with financial institutions in excess of Federal insurable limits and is exposed to the credit risk resulting from this concentration of cash.

8. Related Party Transactions

The Company, as an introducing broker, has an agreement with ASA whereby ASA provides the Company with execution, clearance, and other brokerage related services on behalf of the Company's customers.

The Company receives an allocation from ASA consisting of introducing fees, interest income, and other income and certain common expenses for research, execution and management, which are paid by certain of the Company's international affiliates. For the year ended December 31, 2012, the total amount of the Company's allocated portion of these revenues and expenses was $10,091,586. Introducing expenses, net of commission revenue of $575,712 is due from ASA as of December 31, 2012, and is included in receivable from affiliates, in the statement of financial condition. Interest earned on balances receivable from affiliates was $6,168.

Receivables from affiliates:		
Due from ABGSC Norge, ASA	$	575,712
Due from ABG Sundal Collier Holdings Inc.		900,000
	$	1,575,712

9. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the SEC, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of either $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2012, the Company had net capital, as defined, of $17,114,824 which was $17,011,187 in excess of its required net capital of $103.637. At December 31, 2012, the Company had aggregate indebtedness of $1,554,549. The ratio of aggregate indebtedness to net capital was 0.09 to 1.

10. Estimated Fair Value of Financial Instruments

Accounting principles generally accepted in the United States of America require disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned, if any, are already recorded at fair value.

The recorded value of all other financial assets and liabilities is considered to approximate fair value, due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

11. Subsequent Events

The Company has evaluated events occurring between the year ended December 31, 2012, and February 26, 2013, the date the financial statement was available for issuance.

* *

The Company's Statement of Financial Condition as of December 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Board of Directors
ABG Sundal Collier, Inc.

We have audited the accompanying statement of financial condition of ABG Sundal Collier, Inc. (a wholly owned subsidiary of ABG Sundal Collier Holdings, Inc.) (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of ABG Sundal Collier, Inc. (a wholly owned subsidiary of ABG Sundal Collier Holdings, Inc.) as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 26, 2013
New York, NY